Exhibit 99.1

Obsidian Energy Increases Syndicated Credit Facility

CALGARY, June 23, 2026 - OBSIDIAN ENERGY LTD. (TSX/NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announced today that the aggregate amount available under our syndicated credit facility has increased to $275 million from $235 million, further strengthening the Company's financial position as we prepare to close our previously announced Belly River acquisition and execute on our second half capital program.

Highlights:

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The Company increased the aggregate amount available under our syndicated credit facility to $275.0 million from $235.0 million.
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The revolving period and maturity dates for our syndicated credit facility remain unchanged at May 31, 2027 and May 31, 2028, respectively.

“The expansion of our syndicated credit facility enhances our financial flexibility and further strengthens our balance sheet as we execute on our strategic objectives,” commented Stephen Loukas, Obsidian Energy’s President and CEO. “We appreciate the continued support of our banking partners and look forward to closing our previously announced Belly River acquisition on or about June 30, which will enhance our operational footprint in Willesden Green.”

ABOUT OBSIDIAN ENERGY

Obsidian Energy is an intermediate-sized oil and gas producer with a well-balanced portfolio of high-quality assets, primarily in the Peace River, Willesden Green and Viking areas in Alberta. The Company’s business is to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin.

Obsidian Energy is headquartered in Calgary and listed on the Toronto Stock Exchange and NYSE American (TSX / NYSE American: OBE). To learn more, visit Obsidian Energy’s website.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expected timing for closing our Belly River acquisition and the impacts the acquisition will have on our Company.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the duration and impact of tariffs that are currently in effect on goods exported from or imported into Canada, and that other than the tariffs that are currently in effect, neither the U.S. nor Canada (i) increases the rate or scope of such tariffs, reenacts tariffs that are currently suspended, or imposes new tariffs, on the import of goods from one country to the other, including on oil and natural gas, and/or (ii) imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein (except as disclosed herein); that regional and/or global health related events will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability and willingness of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents, and the impact that the successful execution of such plans will have on our Company and our stakeholders, including our ability to return capital to shareholders and/or further reduce debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events such as wild fires, flooding and drought, infrastructure access (including the potential for blockades or other activism) and delays in obtaining regulatory approvals and third party consents; the ability of the Company's contractual counterparties to perform their contractual obligations; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to extend the revolving period and term out period of our updated credit facility, our ability to maintain the existing borrowing base under our updated credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; the accuracy of our estimated reserve volumes; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that (i) the tariffs that are currently in effect on goods exported from or imported into Canada continue in effect for an extended period of time, the tariffs that have been threatened are implemented, that tariffs that are currently suspended are reactivated, the rate or scope of tariffs are increased, or new tariffs are imposed, including on oil and natural gas, (ii) the U.S. and/or Canada imposes any other form of tax, restriction or prohibition on the import or export of products from one country to the other, including on oil and natural gas, and (iii) the tariffs imposed or threatened to be imposed by the U.S. on other countries and retaliatory tariffs imposed or threatened to be imposed by other countries on the U.S., will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies, and by extension the Canadian oil and natural gas industry and the Company, including by decreasing demand for (and the price of) oil and natural gas, disrupting supply chains, increasing costs, causing volatility in global financial markets, and limiting access to financing; the possibility that we change our budgets (including our capital expenditure budgets) in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize (such as our inability to return capital to shareholders and/or reduce debt levels to the extent anticipated or at all);the possibility that the revolving period and/or term out period of our updated credit facility and the maturity date of our senior unsecured notes is not extended (if necessary), that the borrowing base under our updated credit facility is reduced, that the Company is unable to renew or refinance our updated credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace our credit facilities and/or senior unsecured notes or to fund other activities; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons, government mandates requiring the sale of electric vehicles and/or electrification of the power grid, and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing and/or insurance on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments, financial institutions and consumers to a regional and/or global health related event and/or the influence of public opinion and/or special interest groups.

Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (see ’Risk Factors’ and ’Forward-Looking Statements’ therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

Email: investor.relations@obsidianenergy.com